UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

IKANOS COMMUNICATIONS, INC.

(Name of Subject Company)

King Acquisition Co.

(Name of Offeror)

a Wholly-owned Subsidiary of

Qualcomm Atheros, Inc.

(Parent of Offeror)

an Indirect Wholly-Owned Subsidiary of

QUALCOMM Incorporated

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

Qualcomm Incorporated

5775 Morehouse Dr.

San Diego, California 92121

(858) 587-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,694,332	$5,890.69

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 17,228,613 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc. (“Ikanos”), multiplied by the offer price of $2.75 per Share, (ii) 39,800 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $2.75 per Share, multiplied by $0.86, which is the offer price of $2.75 per Share minus the weighted average exercise price for such options of $1.89 per Share, (iii) 1,116,448 restricted stock units multiplied by the offer price of $2.75 per Share and (iv) 76,795 Shares estimated to be subject to outstanding purchase rights under Ikanos Amended and Restated 2004 Employee Stock Purchase Plan multiplied by the offer price of $2.75 per Share. The calculation of the filing fee is based on information provided by Ikanos as of August 5, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,890.69	Filing Party: QUALCOMM Incorporated, Qualcomm Atheros, Inc., and King Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: August 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on August 19, 2015 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Ikanos Communications, Inc., a Delaware corporation (“Ikanos”), at $2.75 per Share, net in cash, without interest (less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Amendments to the Offer to Purchase

Section 11. The Transaction Documents

Section 11 — “The Transaction Documents — The Merger Agreement — Summary of the Merger Agreement” of the Offer to Purchase is amended by replacing the fourth paragraph on page 42 with the following:

“Ikanos will use commercially reasonable efforts to ensure that certain employees designated by Parent enter into employment agreements with Parent or one of Parent’s subsidiaries to be effective as of Closing Date. Except for Debajyoti Pal, the Senior Vice President and Chief Technology Officer of Ikanos, such designated employees do not include any of Ikanos’s directors or executive officers. Following the Effective Time, Parent will offer, or cause the applicable subsidiary to offer, such employees who remain employed by the Surviving Corporation after the Closing with reasonably comparable compensation (excluding any equity-based compensation) and benefits in the aggregate as those provided immediately prior to the Closing or those provided to similarly situated employees of Parent or its subsidiaries, as applicable. On August 18, 2015, a representative of Parent indicated to Mr. Pal that Parent intended to offer him a senior position at Parent to be effective as of the Closing Date, which would include a retention component. Parent and Mr. Pal subsequently discussed Parent’s proposed employment terms but, as of September 21, 2015, Parent’s proposed terms had expired without Mr. Pal entering into any arrangement or understanding with Parent regarding the terms and conditions of his employment following the Merger. Parent does not currently anticipate entering into any arrangement or understanding with Mr. Pal prior to the closing of the Offer or the Merger. Parent has offered each of the other Ikanos executive officers a transition services agreement providing for continued employment by Parent as Senior Advisors for a limited period of time following the Closing Date. Under the terms of each of the transition offers to the other executive officers, they will continue to be eligible, subject to execution of the required release of claims, to receive their change of severance benefits described in the Schedule 14D-9. Although Parent reserves the right to terminate the transition period earlier, the expected transition period for each executive officer and their rates of pay during their transition periods are as follows: Mr. Tahernia – 3 months at a bi-weekly rate of $15,846.40 ($412,006.40 annualized); Mr. Bencala – 6 months at a bi-weekly rate of $10,308.00 ($268,008.00 annualized); Mr. Krometis – 6 months at a bi-weekly rate of $9,962.80 ($252,012.80 annualized); and Mr. Murphy – 2 months at a bi-weekly rate of $9,231.20 ($240,011.20 annualized). Each of these persons will also be eligible for Parent service awards and participation in benefits plans under the terms of those plans.”

Section 16. Certain Legal Matters; Regulatory Approvals

Section 16 — “Certain Legal Matters; Regulatory Approvals — Foreign Antitrust Compliance” of the Offer to Purchase is amended and restated by replacing the first paragraph in its entirety as follows:

“Both Ikanos and Parent and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of Taiwan require the filing of certain information with, and obtaining of the approval of the Taiwan Fair Trade Commission (“TFTC”) or expiration or termination of the relevant waiting period, before completion of the offer. The TFTC was notified of the transactions contemplated by the Merger Agreement on August 24, 2014, which notification was supplemented on September 3, 2015 and September 9, 2015. On September 17, 2015, Parent received notice from the TFTC that the TFTC had determined not to exercise its jurisdiction over the transactions contemplated by the Merger Agreement on the basis that the Offer and the Merger would have very limited impact on the Taiwanese market. Upon receipt of this notice, the relevant waiting period is deemed to have been terminated.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 22, 2015

King Acquisition Co.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary and Vice President

Qualcomm Atheros, Inc.

By:	/s/ Daniel D. Vrechek
Name:	Daniel D. Vrechek
Title:	Secretary, Vice President and General Counsel

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name:	Adam Schwenker
Title:	Assistant Secretary, Vice President and Legal Counsel